Exhibit 12

J. C. Penney Company, Inc.

Computation of Ratios of Earnings to Fixed Charges

(Unaudited)

($ in millions)	52 Weeks Ended 1/28/12	52 Weeks Ended 1/29/11	52 Weeks Ended 1/30/10	52 Weeks Ended 1/31/09	52 Weeks Ended 2/2/08
(Loss)/income from continuing operations before income taxes	$(229)	$581	$403	$910	$1,723
Fixed charges
Net interest expense	227	231	260	225	153
Interest income included in net interest	8	11	10	37	118
Bond premiums and unamortized costs	—	20	—	—	12
Estimated interest within rental expense	104	102	98	89	75
Capitalized interest	—	—	4	10	10

Total fixed charges	339	364	372	361	368
Capitalized interest	—	—	(4)	(10)	(10)

Total earnings available for fixed charges	$110	$945	$771	$1,261	$2,081

Ratio of earnings to fixed charges	0.3	2.6	2.1	3.5	5.7